[WFAF Letterhead]

June 24, 2011

Linda Stirling

Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:      Wells Fargo Funds Trust, File Nos. 333-174530 and 811-09253 (the “Registrant”)

Dear Ms. Stirling and Ms. Hatch:

On behalf of the Registrant, I am sending a response to oral comments delivered by Ms. Stirling and Ms. Hatch on June 15, 2011 and June 16, 2011, respectively, to the registration statement (the “Registration Statement”) filed on Form N-14 by the Registrant on May 26, 2011, accession no. 0000907244-11-000414, relating to the acquisition of the assets of certain series of the Registrant (the “Target Funds”) by certain other series of the Registrant (the “Acquiring Funds”), as follows:

Target Fund	Acquiring Fund
Wells Fargo Advantage Core Equity Fund	Wells Fargo Advantage Opportunity Fund
Wells Fargo Advantage Classic Value Fund	Wells Fargo Advantage Equity Value Fund
Wells Fargo Advantage Mid Cap Growth Fund	Wells Fargo Advantage Enterprise Fund
Wells Fargo Advantage Growth Opportunities Fund	Wells Fargo Advantage Discovery Fund
Wells Fargo Advantage Small Cap Growth Fund	Wells Fargo Advantage Emerging Growth Fund

Please note the following responses to your comments (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the Registration Statement):

Prospectus/Proxy Statement Comments from Ms. Stirling:

Comment 1:   With respect to each Merger, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we amend the second sentence of the first paragraph to clarify that the investment goals of the Funds may be changed without shareholder approval upon 60 days notice to shareholders.

Response 1:    To the extent that it is applicable to a Fund, the prospectus for each Fund states that the Fund will provide shareholders with the 60 day prior notice required by Rule 35d-1 of any change in its 80% policy.  However, neither the 1940 Act and the rules thereunder nor Form N-1A nor Form N-14 requires the advance notice of changes to the Fund's non-fundamental investment objective that do not affect its Rule 35d-1 policy; therefore, we respectfully decline to make the proposed revision.Nonetheless, please note that each Fund expects to provide shareholders with reasonable notice of any material changes to its non-fundamental investment objective.

Comment 2:   With respect to the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we highlight further the difference between the respective Funds’ market capitalization definitions.

Response 2:    The disclosure has been modified as follows (additional language in italics):

“The Funds' investment goals are identical in that both Funds seek long-term capital appreciation. The Funds principal investments strategies are similar in that both Funds invest at least 80% of their assets in equity securities. Although the Wells Fargo Advantage Core Equity Fund invests principally in securities of large-capitalization companies defined as companies with market capitalizations within the range of the S&P 500® Index (which was $910 million to $340.9 billion, as of November 1, 2010) while the Wells Fargo Advantage Opportunity Fund invests principally in securities of medium-capitalization companies defined as companies with market capitalizations within the range of the Russell Mid Cap® Index (which was approximately $348 million to $14.2 billion as of June 28, 2010), there is nonetheless significant overlap amongst the market capitalizations of the securities held by both Funds due to the overlap of the market capitalization ranges of the S&P 500® Index and the Russell Mid Cap® Index. The Wells Fargo Advantage Core Equity Fund may invest up to 20% of its net assets in equity securities of foreign issuers while the Wells Fargo Advantage Opportunity Fund may invest up to 25% of its net assets in equity securities of foreign issuers.”

Comment 3:   With respect to the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we add a discussion regarding the Wells Fargo Advantage Core Equity Fund’s portfolio holdings and the efforts of that Fund’s sub-adviser to align its portfolio holdings to be consistent with the investment objective, principal investments and principal investment strategies of the Wells Fargo Advantage Opportunity Fund after any shareholder approval but in advance of the effective date of the Merger.

Response 3:    The following disclosure has been added to the section described in the comment above:

“In connection with the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund, Funds Management anticipates that Wells Capital, the sub-adviser to the Wells Fargo Advantage Core Equity Fund, will begin aligning the Wells Fargo Advantage Core Equity Fund’s portfolio holdings to be consistent with the investment objective, principal investments and principal investment strategies of the Wells Fargo Advantage Opportunity Fund some time after any shareholder approval of the Merger but in advance of the effective date of the Merger. During the period of time of such portfolio repositioning, the Wells Fargo Advantage Core Equity Fund may not achieve its investment objective and may deviate from its principal investments and principal investment strategies.”

Comment 4:   With respect to the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we clarify the following statement in each Fund’s strategy:

                        “We then compare the private market value as determined by these factors to the company’s public market capitalization, and invest in the equity securities of those companies where we believe there is a significant gap between the two.”

                        Specifically, you asked us to explain what is meant by a “significant gap” between the private market value and the company’s public market capitalization.

Response 4:    We respectfully decline to make any change to the disclosure at this time, as the disclosure included in the Registration Statement is identical to the disclosure that is contained in each Fund’s current prospectus.  Further, since the identified disclosure is exactly the same for each of the Wells Fargo Advantage Core Equity Fund and the Wells Fargo Advantage Opportunity Fund there is no difference that requires explanation in connection with the merger.  We will consider whether to further define this term in the prospectus of the Wells Fargo Advantage Opportunity Fund in connection with the next annual update to the Fund’s prospectus.

Comment 5:   With respect to the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we clarify the following statement in each Fund’s strategy:

                        “We may sell an investment when its market price no longer compares favorably with the company’s private market value.”

                        Specifically, you asked that we explain the term “favorably” in the context of the above statement.

Response 5:    We respectfully decline to make any change to the disclosure at this time, as the disclosure included in the Registration Statement is identical to the disclosure that is contained in each Fund’s current prospectus.  Further, since the identified disclosure is exactly the same for each of the Wells Fargo Advantage Core Equity Fund and the Wells Fargo Advantage Opportunity Fund there is no difference that requires explanation in connection with the merger.  We will consider whether to further define this term in the prospectus of the Wells Fargo Advantage Opportunity Fund in connection with the next annual update to the Fund’s prospectus.

Comment 6:   With respect to the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we disclose what the differences are between each Fund’s Concentration Policy.

Response 6:    The following disclosure has been added (additional language in italics):

“The fundamental investment policies of the Funds are identical, except that the Concentration Policy of the Wells Fargo Advantage Core Equity Fund does not limit the Fund's investments in municipal securities.”

                        We note that, while we have added the above disclosure, the difference in the Concentration Policies has no practical impact given the equity based strategies of the Funds.

Comment 7:   With respect to the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund, in the section entitled “Merger Summary – Principal Risk Comparison,” you requested that we discuss that an investment in medium-capitalization securities may be subject to greater risk than an investment in large-capitalization securities. Further, you asked that we highlight any other differences in capitalization risk between the Funds.

Response 7:    The first paragraph of the section described in the comment above has been revised as follows (additional language in italics):

“The principal risks of the Target Fund are substantially similar, but not identical, to those of the Acquiring Fund due to the similarity of the Target Fund’s and the Acquiring Fund’s investment goals and strategies. Because the Acquiring Fund invests in smaller company securities as part of its principal investment strategy while the Target Fund does not, the Acquiring Fund is subject to smaller company securities risk as a principal investment risk while the Target Fund is not. Securities of companies with smaller market capitalizations tend to be more volatile and less liquid than larger company securities. Also, because the Target Fund focuses its investments in the securities of large-capitalization companies while the Acquiring Fund focuses its investments in the securities of medium-capitalization companies, the Target Fund is subject to larger company securities risk to a greater extent than is the Acquiring Fund. Additionally, since the Target Fund does not engage in foreign currency hedging as part of its principal investment strategy, the Target Fund is not subject to foreign currency transactions risk as a principal risk.

Comment 8:   You asked that we briefly explain how the accounting survivor was chosen for the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund.

Response 8:    The Wells Fargo Advantage Opportunity Fund was selected to be the accounting and performance survivor based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).  In the NAST Letter, the SEC Staff stated that, in determining which predecessor fund the surviving fund most closely resembles, one should consider among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

                        In determining that the surviving fund would more closely resemble the Wells Fargo Advantage Opportunity Fund than the Wells Fargo Advantage Core Equity Fund, the following factors, among other things, were considered.

The Wells Fargo Advantage Opportunity Fund is, and will continue to be, advised by Wells Fargo Funds Management, LLC (“Funds Management”) and sub-advised by Wells Capital Management Incorporated (“Wells Capital”). The Wells Fargo Advantage Core Equity Fund is also advised by Funds Management and sub-advised by Wells Capital. While the same portfolio management team manages each Fund, and after the Merger is expected to continue to manage the Wells Fargo Advantage Opportunity Fund, the portfolio management team has managed the Wells Fargo Advantage Opportunity Fund for a significantly longer period of time than they have managed the Wells Fargo Advantage Core Equity Fund.

The investment objectives of the Wells Fargo Advantage Opportunity Fund and the Wells Fargo Advantage Core Equity Fund are identical and the investment policies and restrictions of the Funds are similar. Although the Wells Fargo Advantage Core Equity Fund invests principally in securities of large-capitalization companies defined as companies with market capitalizations within the range of the S&P 500® Index while the Wells Fargo Advantage Opportunity Fund invests principally in securities of medium-capitalization companies defined as companies with market capitalizations within the range of the Russell Mid Cap® Index, there is nonetheless significant overlap amongst the market capitalizations of the securities held by both Funds due to the overlap of the market capitalization ranges of the S&P 500® Index and the Russell Mid Cap® Index.  After the Merger, the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions of the Wells Fargo Advantage Opportunity Fund.

The Wells Fargo Advantage Opportunity Fund will be the legal survivor of the Merger.  The general expense structure and service provider arrangements of the Wells Fargo Advantage Opportunity Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed from the date of the Merger through July 18, 2013 to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses After Fee Waiver, excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund, do not exceed 1.25% for Class A, 2.00% for Class B and Class C, 1.00% for Administrator Class and 0.75% for Institutional Class. After this time, the Total Annual Fund Operating Expenses After Fee Waiver may be increased or the commitment to maintain the same may be terminated only with the approval of the Board of Trustees.

The Wells Fargo Advantage Opportunity Fund has appreciably more net assets than the Wells Fargo Advantage Core Equity Fund.  As of May 31, 2011, Wells Fargo Advantage Opportunity Fund had approximately $1.54 billion in net assets and the Wells Fargo Advantage Core Equity Fund had approximately $845 million in net assets.  As a result of this, the combined fund is expected to have a portfolio composition similar to that of the Wells Fargo Advantage Opportunity Fund because the combined fund’s portfolio is expected to be comprised mostly of investments previously held by the Wells Fargo Advantage Opportunity Fund.

Comment 9:   You asked that we briefly explain how the accounting survivor was chosen for the Merger of the Wells Fargo Advantage Classic Value Fund into the Wells Fargo Advantage Equity Value Fund.

Response 9:    The Wells Fargo Advantage Equity Value Fund was selected to be the accounting and performance survivor based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).  In the NAST Letter, the SEC Staff stated that, in determining which predecessor fund the surviving fund most closely resembles, one should consider among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

                        In determining that the surviving fund would more closely resemble the Wells Fargo Advantage Equity Value Fund, which is a feeder fund in a master/feeder structure, than the Wells Fargo Advantage Classic Value Fund, the following factors, among other things, were considered.

The Wells Fargo Advantage Equity Value Fund is, and will continue to be, advised by Funds Management and sub-advised by Systematic Financial Management, L.P. (“Systematic”), whereas the Wells Fargo Advantage Classic Value Fund is advised by Funds Management, sub-advised by Wells Capital and managed by a portfolio management team that differs from the portfolio management team that manages, and after the Merger is expected to continue to manage, the Wells Fargo Advantage Equity Value Fund.

The investment objectives of the Wells Fargo Advantage Equity Value Fund and the Wells Fargo Advantage Classic Value Fund are identical and the investment policies and restrictions of the Funds are similar, except that the Wells Fargo Advantage Classic Value Fund has a policy that allows it to invest up to 20% of its total assets in equity securities of foreign issuers, whereas the Wells Fargo Advantage Equity Value Fund does not invest in foreign securities as part of its principal investment strategy. Both Funds invest principally in equity securities of large-capitalization companies. After the Merger, the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions of the Wells Fargo Advantage Equity Value Fund.

The general expense structure and service provider arrangements of the Wells Fargo Advantage Equity Value Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed from the date of the Merger through July 18, 2013 to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses After Fee Waiver, including the underlying master portfolio’s fees and expenses, and excluding brokerage commissions, interest, taxes, and extraordinary expenses, do not exceed 1.24% for Class A, 1.99% for Class B and Class C, 1.49% for Class R, 1.00% for Administrator Class and 0.75% for Institutional Class. After this date, the Total Annual Fund Operating Expenses After Fee Waiver may be increased or the commitment to maintain the same may be terminated only with the approval of the Board of Trustees.

The Wells Fargo Advantage Classic Value Fund has substantially more net assets than the Wells Fargo Advantage Equity Value Fund.  As of May 31, 2011, the Wells Fargo Advantage Classic Value Fund had approximately $788 million in net assets and the Wells Fargo Advantage Equity Value Fund had approximately $227 million in net assets.  However, we believe this factor alone should not be determinative, especially in consideration of the different sub-adviser and the other factors discussed herein.

While the combined fund initially is expected to have a portfolio composition similar to that of the Wells Fargo Advantage Classic Value Fund because the combined fund's portfolio is expected to be comprised mostly of investments previously held by the Wells Fargo Advantage Classic Value Fund, future investment management decisions (including both purchases and sales) made by the surviving fund will be made in accordance with the Wells Fargo Advantage Equity Value Fund's investment policies.

Comment 10: You asked that we briefly explain how the accounting survivor was chosen for the Merger of the Wells Fargo Advantage Mid Cap Growth Fund into the Wells Fargo Advantage Enterprise Fund.

Response 10:  The Wells Fargo Advantage Enterprise Fund was selected to be the accounting and performance survivor based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).  In the NAST Letter, the SEC Staff stated that, in determining which predecessor fund the surviving fund most closely resembles, one should consider among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

                        In determining that the surviving fund would more closely resemble the Wells Fargo Advantage Enterprise Fund than the Wells Fargo Advantage Mid Cap Growth Fund, the following factors, among other things, were considered.

The Wells Fargo Advantage Enterprise Fund is, and will continue to be, advised by Funds Management and sub-advised by Wells Capital. The Wells Fargo Advantage Mid Cap Growth Fund is also advised by Funds Management and sub-advised by Wells Capital. While the same portfolio management team manages each Fund, and after the Merger is expected to continue to manage the Wells Fargo Advantage Enterprise Fund, the portfolio management team has managed the Wells Fargo Advantage Enterprise Fund for a significantly longer period of time than they have managed the Wells Fargo Advantage Mid Cap Growth Fund.

The investment objectives of the Wells Fargo Advantage Enterprise Fund and the Wells Fargo Advantage Mid Cap Growth Fund are identical and the investment policies and restrictions of the Funds are similar, except that the Wells Fargo Advantage Enterprise Fund has a policy that allows it to invest up to 25% of its total assets in equity securities of foreign issuers through ADRs and similar investments, whereas the Wells Fargo Advantage Mid Cap Growth Fund does not invest in foreign securities as part of its principal investment strategy. Both Funds invest principally in equity securities of medium-capitalization companies. After the Merger, the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions of the Wells Fargo Advantage Enterprise Fund.

The Wells Fargo Advantage Enterprise Fund will be the legal survivor of the Merger.  The general expense structure and service provider arrangements of the Wells Fargo Advantage Enterprise Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed from the date of the Merger through July 18, 2013 to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses After Fee Waiver, excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund, do not exceed 1.18% for Class A, 1.93% for Class B and Class C, 1.15% for Administrator Class, 0.85% for Institutional Class and 1.25% for Investor Class. After this time, the Total Annual Fund Operating Expenses After Fee Waiver may be increased or the commitment to maintain the same may be terminated only with the approval of the Board of Trustees.

The Wells Fargo Advantage Mid Cap Growth Fund has more net assets than the Wells Fargo Advantage Enterprise Fund.  As of May 31, 2011, the Wells Fargo Advantage Mid Cap Growth Fund had approximately $542 million in net assets and the Wells Fargo Advantage Enterprise Fund had approximately $306 million in net assets.  However, we believe this factor alone should not be determinative, especially in consideration of the other factors discussed herein.

While the combined fund initially is expected to have a portfolio composition similar to that of the Wells Fargo Advantage Mid Cap Growth Fund because the combined fund's portfolio is expected to be comprised mostly of investments previously held by the Wells Fargo Advantage Mid Cap Growth Fund, there is a substantial level of overlap among the portfolio composition of the Funds.   Future investment management decisions (including both purchases and sales) made by the surviving fund will be made in accordance with Wells Fargo Advantage Enterprise Fund's investment policies.

Comment 11: You asked that we briefly explain how the accounting survivor was chosen for the Merger of the Wells Fargo Advantage Growth Opportunities Fund into the Wells Fargo Advantage Discovery Fund.

Response 11:  The Wells Fargo Advantage Discovery Fund was selected to be the accounting and performance survivor based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).  In the NAST Letter, the SEC Staff stated that, in determining which predecessor fund the surviving fund most closely resembles, one should consider among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

                        In determining that the surviving fund would more closely resemble the Wells Fargo Advantage Discovery Fund than the Wells Fargo Advantage Growth Opportunities Fund, the following factors, among other things, were considered.

The Wells Fargo Advantage Discovery Fund is, and will continue to be, advised by Funds Management and sub-advised by Wells Capital. The Wells Fargo Advantage Growth Opportunities Fund is also advised by Funds Management and sub-advised by Wells Capital.   While the same portfolio management team manages each Fund, and after the Merger is expected to continue to manage the Wells Fargo Advantage Discovery Fund, the portfolio management team has managed the Wells Fargo Advantage Discovery Fund for a significantly longer period of time than they have managed the Wells Fargo Advantage Growth Opportunities Fund.

The investment objectives of the Wells Fargo Advantage Discovery Fund and the Wells Fargo Advantage Growth Opportunities Fund are identical and the investment policies and restrictions of the Funds are similar, except that the Wells Fargo Advantage Discovery Fund has a policy that allows it to invest up to 25% of its total assets in equity securities of foreign issuers through ADRs and similar investments, whereas the Wells Fargo Advantage Growth Opportunities Fund does not invest in foreign securities as part of its principal investment strategy. After the Merger, the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions of the Wells Fargo Advantage Discovery Fund.

The Wells Fargo Advantage Discovery Fund will be the legal survivor of the Merger.  The general expense structure and service provider arrangements of the Wells Fargo Advantage Discovery Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed from the date of the Merger through July 18, 2013 to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses After Fee Waiver, excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund, do not exceed 1.22% for Class A, 1.97% for Class C, 1.15% for Administrator Class and 0.90% for Institutional Class. After this time, the Total Annual Fund Operating Expenses After Fee Waiver may be increased or the commitment to maintain the same may be terminated only with the approval of the Board of Trustees.

The Wells Fargo Advantage Discovery Fund has substantially more net assets than the Wells Fargo Advantage Growth Opportunities Fund.  As of May 31, 2011, Wells Fargo Advantage Discovery Fund had approximately $850 million in net assets and the Wells Fargo Advantage Growth Opportunities Fund had approximately $29 million in net assets.  As a result of this, the combined fund is expected to have a portfolio composition similar to that of the Wells Fargo Advantage Discovery Fund because the combined fund’s portfolio is expected to be comprised mostly of investments previously held by the Wells Fargo Advantage Discovery Fund.

Comment 12: You asked that we briefly explain how the accounting survivor was chosen for the Merger of the Wells Fargo Advantage Small Cap Growth Fund into the Wells Fargo Advantage Emerging Growth Fund.

Response 12:  The Wells Fargo Advantage Emerging Growth Fund was selected to be the accounting and performance survivor based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).  In the NAST Letter, the SEC Staff stated that, in determining which predecessor fund the surviving fund most closely resembles, one should consider among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

                        In determining that the surviving fund would more closely resemble the Wells Fargo Advantage Emerging Growth Fund, which is a feeder fund in a master/feeder structure, than the Wells Fargo Advantage Small Cap Growth Fund, the following factors, among other things, were considered.

The Wells Fargo Advantage Emerging Growth Fund is, and will continue to be, advised by Funds Management and sub-advised by Wells Capital. The Wells Fargo Advantage Small Cap Growth Fund is also advised by Funds Management, sub-advised by Wells Capital and   managed by the same portfolio management team that manages, and after the Merger is expected to continue to manage, the Wells Fargo Advantage Emerging Growth Fund.  It is important to note that the portfolio management team that manages the Wells Fargo Advantage Emerging Growth Fund, has managed it since its 2007 inception and is expected to continue to manage it after the Merger, only recently assumed this responsibility (March 2011) for the Wells Fargo Small Cap Growth Fund after the departure of the previous investment management team.

The investment objectives of the Wells Fargo Advantage Emerging Growth Fund and the Wells Fargo Advantage Small Cap Growth Fund are identical and the investment policies and restrictions of the Funds are similar, except that the Wells Fargo Advantage Emerging Growth Fund has a policy that allows it to invest up to 25% of its total assets in equity securities of foreign issuers through ADRs and similar investments, whereas the Wells Fargo Advantage Emerging Growth Fund does not invest in foreign securities as part of its principal investment strategy. Both Funds invest principally in equity securities of small-capitalization companies. After the Merger, the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions of the Wells Fargo Advantage Emerging Growth Fund.

It is important to note that, even though the strategies are identical and the investment policies and restrictions are similar, the investment style of the portfolio management team that manages the Wells Fargo Advantage Emerging Growth Fund, has managed it since its 2007 inception and is expected to continue to manage it after the Merger, is somewhat different from that previously used (until March 2011) by the predecessor team of the Wells Fargo Advantage Small Cap Growth Fund.  In this regard, in March 2011, the prospectuses for the Wells Fargo Advantage Small Cap Growth Fund were supplemented to replace the description of the investment style (principal investment strategy) from that previously used (… rapidly growing small-capitalization companies that are in an early or transitional stage of their development …) with the description of the style currently used for both Funds (… companies that are in their emerging phase of their life cycle …).

The general expense structure and service provider arrangements of the Wells Fargo Advantage Emerging Growth Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed from the date of the Merger through September 30, 2012, to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses After Fee Waiver, including the underlying master portfolio’s fees and expenses, and excluding brokerage commissions, interest, taxes, and extraordinary expenses, do not exceed 1.37% for Class A, 2.12% for Class C, 1.20% for Administrator Class, 0.90% for Institutional Class and 1.44% for Investor Class. After this date, the Total Annual Fund Operating Expenses After Fee Waiver may be increased or the commitment to maintain the same may be terminated only with the approval of the Board of Trustees.

The Wells Fargo Advantage Small Cap Growth Fund has substantially more net assets than the Wells Fargo Advantage Emerging Growth Fund.  As of May 31, 2011, the Wells Fargo Advantage Small Cap Growth Fund had approximately $1.3 billion in net assets and the Wells Fargo Advantage Emerging Growth Fund had approximately $29 million in net assets.  However, we believe this factor alone should not be determinative, especially in consideration of the other factors discussed herein.

While the combined fund initially is expected to have a portfolio composition similar to that of the Wells Fargo Advantage Small Cap Growth Fund because the combined fund's portfolio is expected to be comprised mostly of investments previously held by the Wells Fargo Advantage Small Cap Growth Fund, future investment management decisions (including both purchases and sales) made by the surviving fund will be made in accordance with Wells Fargo Advantage Emerging Growth Fund's investment policies.

Comment 13: With respect to each Merger, in the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison,” you asked that, if any of the Fund’s contractual caps are subject to recapture provisions, that we include disclosure regarding such provisions in the footnote to the applicable fee tables.

Response 13:  The contractual fee caps discussed in the registration statement are not subject to any recapture provisions.

Comment 14: With respect to the Merger of the Wells Fargo Advantage Classic Value Fund into the Wells Fargo Advantage Equity Value Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we update the market capitalization ranges for each Fund to a more recent date.

Response 14:  The capitalization ranges that are a part of the Funds’ strategies are updated annually in connection with the annual update of each Fund’s registration statement.  Additionally, the disclosure states that the capitalization ranges are expected to change frequently.  Accordingly, we respectfully decline to make the requested revision.

Comment 15: With respect to the Merger of the Wells Fargo Advantage Classic Value Fund into the Wells Fargo Advantage Equity Value Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you asked if there are any practical differences between the derivatives strategies for each fund, and, if so, to describe those differences. If there are no practical differences in the derivatives strategies for each Fund, you asked that we state as such.

Response 15:  There are no practical differences between the derivatives strategies for each Fund. The section described in the comment above has been updated to reflect this.

Comment 16: With respect to the Merger of the Wells Fargo Advantage Classic Value Fund into the Wells Fargo Advantage Equity Value Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you asked that we highlight any differences in the stock selection process that each Fund undertakes.

Response 16:  There are no fundamental differences in the stock selection process that each Fund undertakes.

Comment 17: With respect to the Merger of the Wells Fargo Advantage Growth Opportunities Fund into the Wells Fargo Advantage Discovery Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we highlight the difference between the respective Funds’ definitions of small- and medium-capitalization companies.

Response 17:  The second sentence of the second paragraph in the section described in the comment above has been amended as follows (additional language in italics):

“The Funds' investment goals are identical and the Funds' principal investment strategies are similar. Both Funds seek long-term capital appreciation by investing at least 80% of their total assets in equity securities of small- and medium-capitalization companies. The Wells Fargo Advantage Growth Opportunities Fund defines small- and medium-capitalization companies as those with market capitalizations, at the time of purchase, within the range of the Russell 2500® Index (which was $25.9 million to $6.6 billion, as of June 28, 2010), while the Wells Fargo Advantage Discovery Fund defines small- and medium-capitalization companies as those, at the time of purchase, equal to or lower than the company with the largest market capitalization the Russell Midcap® Index (which was approximately $14.2 billion as of June 28, 2010). The Wells Fargo Advantage Discovery Fund may invest up to 25% of its total assets in equity securities of foreign issuers through ADRs and similar investments while the Wells Fargo Advantage Growth Opportunities Fund does not have a similar investment policy. This means that, relative to the Target Fund, the Acquiring Fund has the ability to invest a greater percentage of its assets in equity securities of foreign issuers.”

Comment 18: With respect to the Merger of the Wells Fargo Advantage Growth Opportunities Fund into the Wells Fargo Advantage Discovery Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you asked if there are any practical differences between the derivatives strategies for each fund, and, if so, to describe those differences. If there are no practical differences in the derivatives strategies for each Fund, you asked that we state as such.

Response 18:  There are no practical differences between the derivatives strategies for each Fund. The section described in the comment above has been updated to reflect this.

Comment 19: With respect to each Merger, in the section entitled “Board Considerations,” under “Merger Information,” you stated that the “Specific Considerations” sub-section for each Merger is not informative and does not provide shareholders any further insight than does the “Merger Summary” section for each Merger.

Response 19:  We believe that the disclosure related to each merger included under the heading “Specific Considerations” in the “Board Considerations” section of the registration statement is appropriate and that the facts related to each merger are thoroughly presented in the “Merger Summary” section of the Registration Statement.  Moreover, we note that the “Specific Considerations” related to each merger that are included in the “Board Considerations” section of the Registration Statement are not intended to provide additional information related to the mergers, but rather, are intended to provide a succinct summary of specific factors that the Board considered in making its determination that the merger is in the best interests of shareholders and recommending the approval of the merger to shareholders.  Accordingly, no change has been made to the identified disclosure.

Comment 20: With respect to the Merger of the Wells Fargo Advantage Growth Opportunities Fund into the Wells Fargo Advantage Discovery Fund, in the section entitled “Board Considerations,” under “Merger Information,” you requested that we explain in the “Specific Considerations” subsection the practical differences between the respective Funds’ definitions of small- and medium-capitalization companies.

Response 20:  We have revisedthe first paragraph of the“Specific Considerations” related to the merger of the Wells Fargo Advantage Growth Opportunities Fund into the Wells Fargo Advantage Discovery Fund to read as follows:

“The Board considered the benefits of combining funds that have identical investment objectives and similar principal investment strategies. In considering the Merger, the Board noted that each of the Funds has a policy of investing at least 80% of its net assets in equity securities of small- and medium- capitalization companies.The Board further considered that Discovery Fund defines small- and medium-capitalization companies as those with market capitalizations equal to or lower than the company with the largest market capitalization in the Russell Midcap Index (which was approximately $14.2 billion as of June 28, 2010), while the Growth Opportunities Fund defines small- and medium- capitalization companies as those with market capitalizations, at the time of the purchase, within the range of the Russell 2500 Index (which was $25.9 million to $6.6 billion as of June 28, 2010).  The Board noted that, while these ranges are expected to change frequently, the Discovery Fund’s definition of small- and medium- capitalization companies provides the portfolio manager with the flexibility to purchase the securities of issuers within a broader range of market capitalization on both the low and high end.  The Board further noted that substantially all of the assets of the Growth Opportunities Fund will be transferred via an in-kind transfer to the Discovery Fund minimizing transaction costs associated with the reorganization.”

Comment 21: With respect to the Merger of the Wells Fargo Advantage Small Cap Growth Fund into the Wells Fargo Advantage Emerging Growth Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we disclose what the differences are between each Fund’s Concentration Policy.

Response 21:  The following disclosure has been added (additional language in italics):

“The fundamental investment policies of the Funds are identical, except that the Concentration Policy of the Wells Fargo Advantage Small Cap Growth Fund does not limit the Fund's investments in municipal securities.”

                        We note that, while we have added the above disclosure, the difference in the Concentration Policies has no practical impact given the equity based strategies of the Funds.

Comment 22: With respect to each Merger, in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers,” under “Merger Information,” you requested that we identify which Target Funds the following statement is applicable to:

“In connection with a Merger, a substantial portion of the securities held by your Target Fund may be disposed of prior to your Merger.”

Further, you asked that we disclose this in the “Merger Summary” section of each Merger to which this statement is applicable.

Response 22:  The disclosure has been revised as follows:

                        “A substantial portion of the securities held by your Target Fund may be disposed of prior to the Merger in connection with each of the following mergers:

The Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund

The Wells Fargo Advantage Classic Value Fund into the Wells Fargo Advantage Equity Value Fund”

                        Additionally, please note that this statement already appears in the “Merger Summary” section for the applicable Funds.

Prospectus/Proxy Statement Comments from Ms. Hatch:

Comment 23: With respect to each Merger, in the section entitled “Tax Information,” under “Merger Summary,” you requested that, rather than including the following general statement, we tailor such statement for each Merger:

“A substantial portion of the securities held by your Target Fund may be disposed of in connection with the Merger.”

Response 23:  The statement above is applicable to the following Mergers:

The Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund

The Wells Fargo Advantage Classic Value Fund into the Wells Fargo Advantage Equity Value Fund

                        With respect to the Merger of the Wells Fargo Advantage Mid Cap Growth Fund into the Wells Fargo Advantage Enterprise Fund, the Merger of the Wells Fargo Advantage Growth Opportunities Fund into the Wells Fargo Advantage Discovery Fund, and the Merger of the Wells Fargo Advantage Small Cap Growth Fund into the Wells Fargo Advantage Emerging Growth Fund, the statement above has been revised as follows in the “Merger Summary” section for each Merger:

“A portion of the securities held by your Target Fund may be disposed of in connection with the Merger.”

Comment 24: With respect to the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund, in the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison,” you noted that the Total Annual Fund Operating Expenses, both before and after waiver, for Class A shares of each Fund does not match the Total Annual Fund Operating Expenses for Class A shares as listed in each Fund’s financial highlights.

Response 24:  The noted discrepancies are intentional and the Total Annual Fund Operating Expenses, both before and after waiver, for Class A shares of the Funds are correct as shown in both the “Merger Summary – Shareholder Fee and Fund Expense Comparison” section and the financial highlights. There were certain contractual changes for each Fund during their last fiscal year, so the financial highlights are blended between differing rates.  Additionally, there was no expense cap in place for the Wells Fargo Advantage Core Equity Fund until July 2010, which accounts for difference in the gross ratio for both Funds and the net ratio for the Wells Fargo Advantage Core Equity Fund. The net ratio for the Wells Fargo Advantage Opportunity Fund is inconsistent because in the number listed in the N-14 includes acquired fund fees, which are not taken into account in the financial highlights.

Comment 25: With respect to the Merger of the Wells Fargo Advantage Growth Opportunities Fund into the Wells Fargo Advantage Discovery Fund, in the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison,” you noted that the contractual fee waiver for the Wells Fargo Advantage Growth Opportunities Fund appears to have been included for three years rather than two years in calculating the “Example of Fund Expenses” table for the Fund.

Response 25:  The current expense cap for the Wells Fargo Advantage Growth Opportunities Fund was put in place for three years beginning in July 2010 due to a previous merger involving the Fund. Because of this, the expiration date of the expense cap, July 18, 2013, does not align with the September 30 fiscal year end of the Fund. The Example of Fund Expenses table for the Fund was therefore calculated using a three year waiver instead of a two year waiver because the expiration date of the expense cap was more than 2.5 years from the original prospectus issue date.

Comment 26: In the section entitled “Additional Information Regarding Expenses of the Funds,” under “Management of the Funds,” you noted that the Wells Fargo Advantage Emerging Growth Fund is subject to expense caps that after the date of the Merger will have the effect of reducing or eliminating any increase in gross annual operating expenses for a particular share class resulting from the Merger until September 2012, rather than July 2013 as is stated in this section.

Response 26:  September 2012 is the correct expiration date of the expense limit for the Wells Fargo Advantage Emerging Growth Fund. The disclosure has been updated accordingly.

Comment 27: With respect to the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund, in the section entitled “Board Considerations,” under “Merger Information,” you requested that we discuss in the “Specific Considerations” sub-section whether or not the Wells Fargo Advantage Opportunity Fund will sell securities so that 80% of its holdings are within the range of the Russell Mid Cap Index.

Response 27:  We have added the following disclosure to the end ofthe first paragraph of the“Specific Considerations” related to the merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund:

                        “The Board also considered that the Wells Fargo Advantage Core Equity Fund may begin aligning its holdings with the investment policies of the Wells Fargo Advantage Opportunity Fund after obtaining shareholder approval of the Merger.”

Comment 28: With respect to the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund, in the section entitled “Agreement and Plan of Reorganization,” under “Merger Information,” you requested that we explain the potential consequences of the sale of a substantial portion of the Wells Fargo Advantage Core Equity Fund’s securities, such as realization of gains, which could lead to distributions unless offset by capital loss carryforwards.

Response 28:  The following disclosure has been added to the sixth paragraph of the section described in the comment above:

“A substantial portion of the securities held by the Wells Fargo Advantage Core Equity Fund may be disposed of in connection with the Merger. This could result in additional portfolio transaction costs to the Wells Fargo Advantage Core Equity Fund and increased taxable distributions to shareholders of the Wells Fargo Advantage Core Equity Fund. The actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and the Wells Fargo Advantage Core Equity Fund’s basis in such assets. Any net realized capital gain from sales that occur prior to the Merger will be distributed to the Wells Fargo Advantage Core Equity Fund’s shareholders as capital gain dividends (to the extent of the excess of net realized long-term capital gain over net realized short-term capital loss) and/or ordinary dividends (to the extent of the excess of net realized short-term capital gain over net realized long-term capital loss) during or with respect to the year of sale (after reduction by any available capital loss carryforwards), and such distributions will be taxable to shareholders.”

Pro Forma Combining Financial Statement Comment from Ms. Hatch:

Comment 29: With respect to each Merger, in the section entitled “Narrative Description of the Pro Forma Effects of the Reorganizations,” you asked that we describe what type of expenses (brokerage expenses and/or normal operating expenses) are referenced in the following statement:

                        “These expenses do not include any expenses incurred by the Target Fund or the Acquiring Fund.”

Response 29:  With respect to each merger, the identified disclosure has been revised as follows:

“Whether or not the Reorganization is consummated, all expenses incurred by the Target Fund and Acquiring Fund in connection with the Reorganization (including the cost of any proxy soliciting agents) will be borne by Funds Management or one of its affiliates. The expenses to be borne by Funds Management or one of its affiliates do not include any brokerage or other transaction expenses incurred by the Funds in connection with the Reorganization, which will remain the responsibility of the Funds.”

Comment 30: With respect to each Merger, in the section entitled “Narrative Description of the Pro Forma Effects of the Reorganizations,” you asked that we include a statement explaining that the Funds will pay all brokerage-related expenses.

Response 30:  Please see the response to the immediately preceding comment. The requested disclosure has been added.

Comment 31: With respect to the Merger of the Wells Fargo Advantage Core Equity Fund into the Wells Fargo Advantage Opportunity Fund, you noted that the statement that “It is not anticipated that the securities of the combined portfolio will be sold in material amounts in order to comply with the policies and investment practices of the Acquiring Fund” in the section entitled “Narrative Description of the Pro Forma Effects of the Reorganizations” appears to be inconsistent with other statements in the prospectus/proxy statement.

Response 31:  The sentence noted in the comment above has been revised as follows:

“Following consummation of the Merger, it is not anticipated that the securities of the combined portfolio will be sold in material amounts in order to comply with the policies and investment practices of the Acquiring Fund.”

Comment 32: With respect to the Merger of the Wells Fargo Advantage Classic Value Fund into the Wells Fargo Advantage Equity Value Fund, in the section entitled “Narrative Description of the Pro Forma Effects of the Reorganizations,” you requested that we clarify that the Wells Fargo Advantage Equity Value Fund does incur advisory fees indirectly through its investment in the Wells Fargo Advantage Equity Value Portfolio.

Response 32:  The requested change has been made.

Comment 33: With respect to the Merger of the Wells Fargo Advantage Small Cap Growth Fund into the Wells Fargo Advantage Emerging Growth Fund, in the section entitled “Narrative Description of the Pro Forma Effects of the Reorganizations,” you requested that we clarify that the Wells Fargo Advantage Emerging Growth Fund does incur advisory fees indirectly through its investment in the Wells Fargo Advantage Emerging Growth Portfolio.

Response 33:  The requested change has been made.

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around June 27, 2011 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian J. Montana

Brian J. Montana, Esq.

cc: Marco Adelfio, Esq.

      C. David Messman, Esq.